UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMSTOCK RESOURCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7 3 / 4 % CONVERTIBLE SECURED PIK NOTES DUE 2019 (CUSIP NO. 205768 AM6)

AND

9 1 / 2 % CONVERTIBLE SECURED PIK NOTES DUE 2020 (CUSIP NO. 205768 AN4)

(Title of Class of Securities)

M. Jay Allison

Chairman of the Board of Directors and Chief Executive Officer

Comstock Resources, Inc.

5300 Town and Country Blvd., Suite 500

Frisco, Texas 75034

(972) 668-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Jack E. Jacobsen

Locke Lord LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

(214) 740-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$491,412,188	$61,180.82

*

Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of $295,464,697 and $195,947,491 in aggregate principal amount of outstanding 7 3 / 4 % Convertible Secured PIK Notes due 2019 and 9 1 / 2 % Convertible Secured PIK Notes due 2020, respectively, as described herein at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus an amount in cash equal to the accrued and unpaid interest, if any, up to, but not including, the date of purchase.

**	Previously paid. The amount of the filing fee was calculated at a rate of $124.50 per $1,000,000 of transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,180.82	Filing party: Comstock Resources, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Comstock Resources, Inc., a Nevada corporation (the “Company”), on July 13, 2018 (the “Schedule TO”), to holders of the Company’s (i) 7 3 / 4 % Convertible Secured PIK Notes due 2019 (the “2019 Notes”) and (ii) 9 1 / 2 % Convertible Secured PIK Notes due 2020 (the “2020 Notes”, and together with the 2019 Notes, the “Notes”) to purchase all of the aggregate outstanding principal amount of the Notes (the “Tender Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated July 13, 2018 (the “Offer to Purchase”) and in the accompanying Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”), in each case as supplemented by the First Supplement to the Offer to Purchase and Consent Solicitation and the Consent and Letter of Transmittal dated July 25, 2018 (the “First Supplement”). The Offer to Purchase also relates to separate concurrent tender offers for the Company’s Senior Secured Toggle Notes due 2020, 10% Senior Secured Notes due 2020, 7 3 / 4 % Senior Notes due 2019 and 9 1 / 2 % Senior Notes due 2020.

The purpose of this Amendment is to amend and supplement the Schedule TO, Offer to Purchase and Consent and Letter of Transmittal as specifically set forth herein. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Consent and Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer to Purchase and the Consent and Letter of Transmittal, as each is amended by the First Supplement.

Items 1 through 9.

The Offer to Purchase shall be amended as follows:

•	The sentence “Subject to applicable law, the Tender Offer and Consent Solicitation for a series of Notes is being made independently of the Tender Offer and Consent Solicitation for any other series of Notes, and we reserve the right, subject to applicable law, to terminate, withdraw, amend or extend the Tender Offer and Consent Solicitation for any series of Notes without also terminating, withdrawing, amending or extending the Tender Offer and Consent Solicitation for any other series of Notes.” which appears on the cover page, page 1, page 3, and page 8 is amended and restated to read “The Tender Offer and Consent Solicitation for a series of Notes is being made independently of the Tender Offer and Consent Solicitation for any other series of Notes, and we reserve the right, subject to applicable law, to terminate, withdraw, amend or extend the Tender Offer and Consent Solicitation for any series of Notes without also terminating, withdrawing, amending or extending the Tender Offer and Consent Solicitation for any other series of Notes.”

•	The sentences “If we have received the Requisite Consents, we will execute a supplement to each of the Indentures (the “Supplemental Indentures”), which we expect to execute on the Settlement Date. Each of the Supplemental Indentures will become effective upon execution by us, the Guarantors and the applicable Trustee, but will provide that the Proposed Amendments will not become operative unless we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).” which appear on the cover page shall be amended and restated to read “If we have received the Requisite Consents and the Tender Offer Conditions (as defined below) have been met, we will execute a supplement to each of the Indentures (the “Supplemental Indentures”) on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

•	The sentences “If we have received consents representing at least a majority of the aggregate outstanding principal amount of a series of the Notes, excluding any Notes held by Affiliates, as provided in the Indentures, we, the Guarantors and the applicable Trustee will execute the applicable Supplemental Indenture on the Settlement Date with respect to such series of Notes (but in no event earlier than the Withdrawal Time). Each of the Supplemental Indentures will become effective upon execution by us, the Guarantors and the applicable Trustee, but will provide that the Proposed Amendments will not become operative unless we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).” which appears on page 2 shall be amended and restated to read “If we have received the Requisite Consents and the Tender Offer Conditions have been met, we will execute the Supplemental Indentures on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

•	The sentence “The Supplemental Indentures will be executed by us on the Settlement Date, and will provide that they will not become operative unless at least a majority of the outstanding principal amount of such series of Notes is purchased by us pursuant to the Tender Offer, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of the Notes, excluding any Notes held by Affiliates).” which appears on page 3 shall be amended and restated to read “If we have received the Requisite Consents and the Tender Offer Conditions have been met, we will execute the Supplemental Indentures on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

•	The sentence “To the extent we are legally permitted to do so, the Tender Offer for a series of Notes is being made independently of the Tender Offer for any other series of Notes, and we expressly reserve the absolute right, in our sole discretion, at any time to (i) waive any condition to the Tender Offer with respect to a series of Notes, (ii) amend any of the terms of the Tender Offer or the Consent Solicitation with respect to a series of Notes, (iii) terminate the Tender Offer with respect to a series of Notes or (iv) modify the Tender Offer Consideration or the Early Participation Premium, as applicable, with respect to a series of Notes, provided that in the event we modify the Tender Offer Consideration for a series of Notes, the Tender Offer for such series of Notes will be extended if necessary such that the Expiration Date is at least ten business days from the date of such modification.” which appears on page 9 shall be amended and restated to state “The Tender Offer for a series of Notes is being made independently of the Tender Offer for any other series of Notes, and we expressly reserve the absolute right, in our sole discretion, at any time to (i) waive any condition to the Tender Offer with respect to a series of Notes, (ii) amend any of the terms of the Tender Offer or the Consent Solicitation with respect to a series of Notes, (iii) terminate the Tender Offer with respect to a series of Notes or (iv) modify the Tender Offer Consideration or the Early Participation Premium, as applicable, with respect to a series of Notes, provided that in the event we modify the Tender Offer Consideration for a series of Notes, the Tender Offer for such series of Notes will be extended if necessary such that the Expiration Date is at least ten business days from the date of such modification.”

•	The sentence “We intend to execute the applicable Supplemental Indentures effecting the Proposed Amendments on the Settlement Date if we have received the Requisite Consents with respect to the applicable series of Notes. Each of the Supplemental Indentures will become effective upon execution by us, the Guarantors and the applicable Trustee, but will provide that the Proposed Amendments will not become operative unless we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).” on page 13 shall be amended and restated to read “If we have received the Requisite Consents and the Tender Offer Conditions have been met, we will execute the Supplemental Indentures on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

•	The sentence “Subject to applicable law, the Tender Offer for a series of Notes is being made independently of the Tender Offer for the other series of Notes.” which appears on page 19 is amended and restated to read “The Tender Offer for a series of Notes is being made independently of the Tender Offer for the other series of Notes.”

•	The sentence “Our decision as to whether or not a condition was satisfied will be final and binding, and you will have no right to disagree with our conclusion.” which appears on page 19 is amended and restated to read “Our decision as to whether or not a condition was satisfied will be in our sole discretion. Holders may challenge our determinations in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

•	The sentence “All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of tenders or revocation of Consents will be determined by us, in our sole discretion, which determination shall be final and binding.” which appears on page 23 shall be amended and restated to read “All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of tenders or revocation of Consents will be determined by us, in our sole discretion. Holders may challenge our determinations in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

•	The sentences “Neither we nor the Dealer Manager and Solicitation Agent are making an offer to purchase these securities in any jurisdiction where the offer or purchase is not permitted.” and “This Offer to Purchase constitutes neither an offer to purchase nor a solicitation of consents in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an offer or solicitation under applicable laws.” which appear on page ii shall be deleted in their entirety.

•	The sentence “The Company is not aware of any jurisdiction in which the Tender Offer and/or the Consent Solicitation are not in compliance with applicable law. If the Company becomes aware of any jurisdiction in which the Tender Offer and Consent Solicitation would not be in compliance with applicable law, the Company will make a good faith effort to comply with any such law. If, after such good faith effort, the Company cannot comply with any such law, the Tender Offer and/or the Consent Solicitation will not be made to (nor will tenders of Notes or Consents be accepted from or on behalf of) the owners of Notes residing in such jurisdiction.” which appears on page 33 is hereby deleted in its entirety.

The Consent and Letter of Transmittal shall be amended as follows:

•	The sentence “THE SUPPLEMENTAL INDENTURE WITH RESPECT TO A SERIES OF NOTES WILL BE EXECUTED AND DELIVERED ON THE SETTLEMENT DATE IF WE HAVE RECEIVED CONSENTS FROM HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE APPLICABLE SERIES OF THE NOTES, EXCLUDING ANY NOTES OF SUCH SERIES HELD BY AFFILIATES (OR, IN THE CASE OF THE COLLATERAL RELEASE, AT LEAST TWO-THIRDS OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE APPLICABLE SERIES OF THE NOTES, EXCLUDING ANY NOTES OF SUCH SERIES HELD BY AFFILIATES).” on the cover page shall be amended and restated to read “IF WE HAVE RECEIVED THE REQUISITE CONSENTS AND THE TENDER OFFER CONDITIONS HAVE BEEN MET, WE WILL EXECUTE THE SUPPLEMENTAL INDENTURES ON THE SETTLEMENT DATE. FOR THE AVOIDANCE OF DOUBT, THE PROPOSED AMENDMENTS WILL NOT BECOME OPERATIVE UNTIL WE PURCHASE IN THE TENDER OFFER MORE THAN A MAJORITY OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE APPLICABLE SERIES OF NOTES, EXCLUDING ANY NOTES HELD BY AFFILIATES (OR, IN THE CASE OF THE COLLATERAL RELEASE, AT LEAST TWO-THIRDS OF THE OUTSTANDING PRINCIPAL AMOUNT OF THE APPLICABLE SERIES OF NOTES, EXCLUDING ANY NOTES HELD BY AFFILIATES).”

•	The sentence “THE TENDER OFFER AND THE CONSENT SOLICITATION ARE NOT BEING MADE TO (NOR WILL TENDERS OF NOTES BE ACCEPTED FROM OR ON BEHALF OF) HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE TENDER OFFER OR THE CONSENT SOLICITATION WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.” which appears on page 4 will be deleted in its entirety.

•	The sentences “The applicable Supplemental Indenture will be executed by us, the Guarantors and the applicable Trustee after receipt of the Requisite Consents, but in no event earlier than the Settlement Date, and you acknowledge that the applicable Supplemental Indenture will become effective immediately upon execution thereof. You further acknowledge that, although the applicable Supplemental Indenture will become effective immediately upon the execution thereof, the Proposed Amendments with respect to each series of the Notes will not become operative unless and until at least a majority of the outstanding principal amount of such series of the Notes, excluding any Notes of such series owned by us or our affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of such series of the Notes, excluding any Notes of such series held by Affiliates) is purchased by us pursuant to the Tender Offer.” which appears on page 6 shall be amended and restated to read “If we have received the Requisite Consents and the Tender Offer Conditions have been met, we will execute the Supplemental Indentures on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

•	The sentence “You understand that all questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes and deliveries and revocations of consents will be determined by us, in our sole discretion, which determination shall be final and binding.” which appears on page 7 shall be amended and restated to read “You understand that all questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes and deliveries and revocations of consents will be determined by us, in our sole discretion. Holders may challenge our determinations in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

•	The sentence “All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal of tenders or revocation of consents will be determined by us, in our sole discretion, which determination shall be final and binding.” which appears on page 9 shall be amended and restated to read “All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes and deliveries and revocations of consents will be determined by us, in our sole discretion. Holders may challenge our determinations in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

•	The sentence “We, the Guarantors and the applicable Trustee will execute the applicable Supplemental Indenture on the Settlement Date if we have received consents representing at least a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of the Notes, excluding any Notes held by Affiliates).” which appears on page 9 shall be amended and restated to read “If we have received the Requisite Consents and the Tender Offer Conditions have been met, we will execute the Supplemental Indentures on the Settlement Date. For the avoidance of doubt, the Proposed Amendments will not become operative until we purchase in the Tender Offer more than a majority of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates (or, in the case of the Collateral Release, at least two-thirds of the outstanding principal amount of the applicable series of Notes, excluding any Notes held by Affiliates).”

•	The sentence “All questions as to the validity (including time of receipt) and acceptance of tenders of Notes and deliveries of consents will be determined by us, in our sole discretion, which determination shall be final and binding.” which appears on page 9 shall be amended and restated to read “All questions as to the form of all documents and the validity (including time of receipt) and acceptance of tenders and withdrawals of Notes and deliveries and revocations of consents will be determined by us, in our sole discretion. Holders may challenge our determinations in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.”

•	The sentence “Our interpretation of the terms and conditions of the Tender Offer and the Consent Solicitation (including the instructions in this consent and letter of transmittal) will be final and binding.” on page 10 will be deleted in its entirety.

Item 10.	Financial Statements.

Item 10 is hereby amended and supplemented as follows:

•	Subsection (a) under the header “Financial Information” is hereby amended and restated as follows:

(a) Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” is incorporated herein by reference and may be accessed electronically on the SEC’s website at http://www.sec.gov. The information set forth in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 under Item 1 “Financial Statements (Unaudited)” is incorporated herein by reference and may be accessed electronically on the SEC’s website at http://www.sec.gov.

•	New subsection (c) Summary Information. shall be added below existing subsection (b), and shall contain the following information. The following information shall also be added to the Offer to Purchase under a new heading SUMMARY FINANCIAL INFORMATION, which shall appear following the section entitled INFORMATION ABOUT THE COMPANY on page 7 of the Offer to Purchase:

Balance Sheet Data. The following table summarizes forth certain balance sheet data of the Company as of December 31, 2017 and 2016 and March 31, 2018.

	March 31, 2018	December 31, 2017	December 31, 2016
	(in thousands)
Current Assets	$208,728	$302,505	$90,172
Noncurrent Assets	$701,766	$627,914	$799,702
Current Liabilities	$167,686	$168,489	$91,707
Noncurrent Liabilities	$1,152,730	$1,131,202	$1,069,436

Statement of Operations Data. The following table summarizes forth certain statement of operations data of the Company for each of the two fiscal years ended December 31, 2017 and 2016 and the three months ended March 31, 2018.

	Three months ended March 31, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended December 31, 2016
	(in thousands, except per share data)
Net sales	$72,593	$255,331	$175,706
Operating loss	$(5,122)	$(183)	$(183,790)
Loss from continuing operations	$(41,886)	$(111,405)	$(135,134)
Net loss	$(41,886)	$(111,405)	$(135,134)

Loss per share from continuing operations:
Basic	$(2.78)	$(7.61)	$(11.52)
Diluted	$(2.78)	$(7.61)	$(11.52)

Net loss per share:
Basic	$(2.78)	$(7.61)	$(11.52)
Diluted	$(2.78)	$(7.61)	$(11.52)

Book Value Per Share. The Company’s book value (deficit) per share at March 31, 2018 was $(25.37).

Ratio of Earnings to Fixed Charges. The following table sets forth the Company’s ratio of earnings to fixed charges for each of the two fiscal years ended December 31, 2017 and 2016 and the three months ended March 31, 2018.

	Three months ended March 31, 2018	Fiscal Year ended December 31, 2017	Fiscal Year ended December 31, 2016
Ratio of earnings to fixed charges	—	—	—
Coverage deficiency (in millions)	$(41.3)	$(129.3)	$(128.0)

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i) *	Offer to Purchase and Consent Solicitation, dated July 13, 2018.

(a)(1)(ii) *	Form of Consent and Letter of Transmittal.

(a)(1)(iii) †	First Supplement to the Offer to Purchase and Consent Solicitation and the Consent and Letter of Transmittal dated July 25, 2018.

(a)(2)	Press Release, dated July 13, 2018 announcing Tender Offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 13, 2018).

(a)(5)(i)	The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” (incorporated by reference to the Company’s Form 10-K, for the year ended December 31, 2017, as amended, which may be accessed electronically on the SEC’s website at http://www.sec.gov).

(a)(5)(ii)	The information set forth in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 under Item 1 “Financial Statements (Unaudited)” (incorporated by reference to the Company’s Form 10-Q, for the three months ended March 31, 2018, which may be accessed electronically on the SEC’s website at http://www.sec.gov).

(b)	Not applicable.

(d)(1)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3 / 4 % Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(2)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3 / 4 % Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).

(d)(3)	Second Supplemental Indenture dated July 13, 2018, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3 / 4 % Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated July 13, 2018).

(d)(4)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1 / 2 % Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(5)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1 / 2 % Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on From 10-K for the year ended December 31, 2016).

(d)(6)	Second Supplemental Indenture dated July 13, 2018, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1 / 2 % Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated July 13, 2018).

(d)(7)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the Senior Secured Toggle Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(8)	Indenture dated March 13, 2015, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 10% Senior Secured Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 13, 2015).

(d)(9)	First Supplemental Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 10% Senior Secured Notes due 2020 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(10)	Indenture dated October 9, 2009, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated October 14, 2009).

(d)(11)	Third Supplemental Indenture dated March 14, 2011, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 7 3 / 4 % Senior Notes due 2019 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 14, 2011).

(d)(12)	Fourth Supplemental Indenture dated June 5, 2012, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 9 1 / 2 % Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated June 7, 2012).

(d)(13)	Fifth Supplemental Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 7 3 / 4 % Senior Notes due 2019 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(14)	Sixth Supplemental Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 9 1 / 2 % Senior Notes due 2020 (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(15)	Warrant Agreement dated September 6, 2016, between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(16)	Amendment No. 1 to Warrant Agreement between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, dated November 7, 2016 to be effective as of September 6, 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q dated November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

†	Filed electronically herewith.
*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2018	COMSTOCK RESOURCES, INC.

	By:	/s/ Roland O. Burns
	Name:	Roland O. Burns
	Title:	President and Chief Financial Officer